REXAM

RECEIVED

2004 APR 20 P 12:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

04024463

08 April 2004

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Jennifer Smith
Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

FILE 82-3

REXAM

PRESS RELEASE

Rexam strengthens position in plastic pharmaceutical packaging

Rexam, the global leader in consumer packaging, is pleased to announce that it has reached agreement with Compagnie Plastic Omnium, a quoted French plastics company, to acquire its pharmaceutical packaging business, Plastic Omnium Medical, for a total cash consideration of €32.5m, including borrowings assumed with the business.

Plastic Omnium Medical has one factory based in La Verpillière, south of Lyon in France, and employs approximately 170 people. The business serves a number of European plastic pharmaceutical packaging market segments, including drug delivery devices and inhalers. It is one of the main suppliers of the multidose dry powder inhaler to GlaxoSmithKline, a product that is also supplied by Rexam.

In 2003, Plastic Omnium Medical had sales, excluding tooling, of €26m and EBIT of €5.4m. As at 31 December 2003 its net operating assets were €16m.

Commenting on the announcement, Rolf Börjesson, Rexam's Chief Executive, said: "Plastic Omnium Medical is a well run, modern company and it will fit well with our Rexam Pharma businesses. The acquisition further reinforces our position in an exciting growth market and will make us the joint No 2 supplier of pharmaceutical moulded plastic packaging in Europe. Furthermore, it will strengthen our relationships with our major pharmaceutical customers."

8 April 2003

Enquiries

Rolf Börjesson, Chief Executive 020 7227 4100

Graham Chipchase, Finance Director

Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain 020 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the